

Mail Stop 3561

January 8, 2016

Via E-mail
James W. Bernau
President and Chief Executive Officer
Willamette Valley Vineyards, Inc.
8800 Enchanted Way SE
Turner, Oregon 97392

> **Re:** **Willamette Valley Vineyards, Inc.**
> **Form PRE 14A**
> **Filed December 24, 2015**
> **File No. 001-37610**

Dear Mr. Bernau:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note that you are asking shareholders to approve an increase in the number of authorized Series A Redeemable Preferred Stock. Please tell us what consideration you gave to providing financial information pursuant to Item 11(e) and Item 13 of Schedule 14A. Refer to Instruction 1 to Item 13.

2. It appears that you seek discretionary authority to adjourn the meeting for the purpose of soliciting additional proxies. Please note that the staff does not view such postponement or adjournment as a matter "incident to the conduct of the meetings," as described in Rule 14a-4(c)(7). If you wish to obtain authority to adjourn the meeting to solicit additional proxies, please revise your proxy card and disclosure accordingly.

James W. Bernau
Willamette Valley Vineyards, Inc.
January 8, 2016
Page 2

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Marcus Williams, Esq.
       Davis Wright Tremaine LLP